Exhibit 12.1

IRWIN FINANCIAL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In Thousands)	2003		2002		2001		2000		1999
Including Interest on Deposits
Earnings:
Earnings before income taxes	$118,402		$86,231		$74,200		$59,342		$52,637
Fixed charges from below	99,099		97,795		121,083		93,539		59,491

Earnings	$217,501		$184,026		$195,283		$152,881		$112,128

Fixed charges:
Interest expense	$99,099		$97,795		$121,083		$93,539		$59,491

Ratio of earnings to fixed charges	2.19	x	1.88	x	1.61	x	1.63	x	1.88	x

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	$118,402		$86,231		$74,200		$59,342		$52,637
Fixed charges from below	56,734		43,434		47,743		40,719		34,271

Earnings	$175,136		$129,665		$121,943		$100,061		$86,908

Fixed charges:
Interest expense, excluding interest on deposits	$56,734		$43,434		$47,743		$40,719		$34,271

Ratio of earnings to fixed charges	3.09	x	2.99	x	2.55	x	2.46	x	2.54	x